Issuer Free Writing Prospectus dated May 10, 2021
Filed Pursuant to Rule 433
Registration No. 333-238560

Insmed Incorporated

0.75% Convertible Senior Notes due 2028
(the “Convertible Notes Offering”)

And

10,000,000 Shares of Common Stock, par value $0.01 per share
(the “Common Stock Offering”)

The information in this pricing term sheet relates to the Convertible Notes Offering and the Common Stock Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus supplement dated May 10, 2021 relating to the Convertible Notes Offering (the “Convertible Note Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated May 10, 2021 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement), including the documents incorporated by reference therein, and (iii) the accompanying prospectus dated May 21, 2020, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	Insmed Incorporated, a Virginia corporation (the “Issuer”)

Ticker/Exchange for Common Stock:	INSM / The Nasdaq Global Select Market (“Nasdaq”)

Pricing Date:	May 10, 2021

Settlement Date:	May 13, 2021

Nasdaq Last Reported Sale Price on May 10, 2021:	$25.99 per share of common stock of the Issuer, par value $0.01 per share (“Common Stock”)

Total Transaction Size:
$750 million in gross proceeds from the Offerings (or $862.5 million if the underwriters’ option to purchase additional shares of Common Stock and the underwriters’ over-allotment option to purchase additional Notes (as defined below) are both exercised in full). The Common Stock Offering and the Convertible Notes Offering are not cross-conditional.

Common Stock Offering

Shares Offered:	10,000,000 shares of Common Stock (or 11,500,000 shares if the underwriters exercise their option to purchase an additional 1,500,000 shares of Common Stock in full).

Common Stock Outstanding:	113,278,670 shares immediately after the Common Stock Offering (or 114,778,670 shares if the underwriters exercise their option to purchase additional shares of Common Stock in full).

Public Offering Price:	$25.00 per share of Common Stock

Transaction Size:	$250 million in gross proceeds (or up to $287.5 million if the underwriters’ option is exercised in full), before deducting underwriting discounts and the Issuer’s estimated offering expenses.

Underwriting Discount:	$1.50 per share of Common Stock.

Use of Proceeds:
The gross proceeds from the Common Stock Offering will be $250 million (or $287.5 million if the underwriters exercise their option to purchase additional shares in full), before deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from this offering to fund activities related to the commercialization and development of ARIKAYCE, further research and  development of brensocatib, TPIP or any of its product candidates, and for other general corporate purposes, including business expansion activities.

Joint Book-Running Managers:	J.P. Morgan Securities LLC SVB Leerink LLC Morgan Stanley & Co. LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Stifel, Nicolaus & Company, Incorporated Cantor Fitzgerald & Co. H.C. Wainwright & Co., LLC

Convertible Notes Offering

Securities Offered:	0.75% Convertible Senior Notes due 2028 (the “Notes”).

Aggregate Principal Amount Offered:	$500,000,000 aggregate principal amount of Notes (or $575,000,000 aggregate principal amount of Notes if the underwriters exercise in full their over-allotment option).

Maturity:	June 1, 2028, unless earlier repurchased, redeemed or converted.

Interest Rate:	0.75% per annum, accruing from May 13, 2021.

Interest Payment Dates:	June 1 and December 1 of each year, beginning on December 1, 2021.

Price to Public:	100% of the principal amount of the Notes plus accrued interest, if any, from May 13, 2021.

Conversion Premium:	Approximately 30% above the public offering price per share of Common Stock in the Common Stock Offering.

Initial Conversion Price:	Approximately $32.50 per share of Common Stock.

Initial Conversion Rate:	30.7692 shares of Common Stock per $1,000 principal amount of Notes.

Underwriting Discount:	$27.50 per $1,000 principal amount of Notes.

Approximately $13.8 million in aggregate (or approximately $15.8 million in aggregate if the underwriters exercise in full their over-allotment option).

Net Proceeds:
The gross proceeds from the Convertible Notes Offering will be $500 million (or $575 million if the underwriters exercise in full their over-allotment option), before deducting underwriting discounts and estimated offering expenses.

Concurrently with the Offerings, the Issuer plans to enter into separate and privately negotiated repurchase transactions with certain holders of a portion of the Issuer’s 1.75% Convertible Senior Notes due 2025 (the “2025 Notes”). In these transactions, the Issuer plans to repurchase 2025 Notes with an aggregate principal amount of $225 million for an aggregate repurchase price of approximately $237 million plus accrued interest.

The Issuer intends to use a portion of the net proceeds from the Convertible Notes Offering to pay the purchase price for the repurchase of 2025 Notes described above and to use the remaining net proceeds from the offering to fund activities related to the commercialization and development of ARIKAYCE, further research and development of brensocatib, TPIP or any of its product candidates, and for other general corporate purposes, including business expansion activities.

CUSIP:	457669 AB5

ISIN:	US457669AB50

Joint Book-Running Managers:	J.P. Morgan Securities LLC SVB Leerink LLC Morgan Stanley & Co. LLC

Optional Redemption:
On or after June 6, 2025, the Issuer may redeem for cash all or part of the Notes if the last reported sale price of its Common Stock equals or exceeds 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on the trading day prior to the date on which the Issuer provides notice of the redemption. The redemption price will be the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Settlement Upon Conversion:
Upon conversion of a note, the Issuer will satisfy its conversion obligation by paying or delivering, as applicable, cash, shares of Common Stock or a combination of cash and shares of Common Stock, at its election. If the Issuer elects to satisfy its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of Common Stock, the amount of cash and shares of Common Stock, if any, due upon conversion will be based on a daily conversion value (as defined in the Convertible Note Preliminary Prospectus Supplement) calculated on a proportionate basis for each VWAP trading day (as defined in the Convertible Note Preliminary Prospectus Supplement) in a 40 consecutive VWAP trading day observation period (as defined in the Convertible Note Preliminary Prospectus Supplement).

Adjustment to Conversion Rate Upon Conversion In Connection With a Make Whole Fundamental Change or Notice of Redemption:
The following table sets forth the number of additional shares of Common Stock, if any, by which the conversion rate will be increased for conversions in connection with a “make whole fundamental change” (as defined in the Preliminary Prospectus Supplement) or conversions of Notes that the Issuer calls for redemption prior to the maturity date of the Notes:

	Stock Price
Effective Date	$25.00	$30.00	$32.50	$35.00	$42.25	$50.00	$75.00	$100.00	$125.00	$150.00
May 13, 2021	9.2308	6.9487	5.9360	5.1126	3.4431	2.3660	0.8607	0.3629	0.1572	0.0625
June 1, 2022	9.2308	6.8030	5.7658	4.9274	3.2466	2.1826	0.7455	0.2960	0.1191	0.0419
June 1, 2023	9.2308	6.5983	5.5348	4.6817	2.9972	1.9570	0.6147	0.2250	0.0813	0.0229
June 1, 2024	9.2308	6.3550	5.2563	4.3843	2.6973	1.6916	0.4735	0.1548	0.0474	0.0087
June 1, 2025	9.2308	6.0593	4.9102	4.0120	2.3259	1.3736	0.3259	0.0909	0.0210	0.0000
June 1, 2026	9.2308	5.6017	4.3831	3.4551	1.8066	0.9634	0.1779	0.0394	0.0048	0.0000
June 1, 2027	9.2308	4.7463	3.4200	2.4746	1.0211	0.4436	0.0569	0.0088	0.0000	0.0000
June 1, 2028	9.2308	2.5640	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case:

•
if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•
if the stock price is greater than $150.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•
if the stock price is less than $25.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 40.0000, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rates—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Common Stock Preliminary Prospectus Supplement and the Convertible Notes Offering Preliminary Prospectus Supplement and the related accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for each of the Common Stock Offering and the Convertible Notes Offering to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Convertible Note Preliminary Prospectus Supplement, as the case may be, and the related accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Common Stock Offering and the Convertible Notes Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.

Alternatively, any underwriter or any dealer participating in the Common Stock Offering or the Convertible Notes Offering will arrange to send you the Common Stock Preliminary Prospectus Supplement or the Convertible Note Offering Preliminary Prospectus Supplement, as the case may be, and the related accompanying prospectus if you request it from (1) J.P. Morgan Securities LLC,  c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-866 803 9204, or by email at prospectus-eq_fi@jpmchase.com, or (2) SVB Leerink LLC, c/o Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at (800) 808-7525 extension 6105 or by email at syndicate@svbleerink.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.